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AM 3/12/2004

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PROCESSING
RECEIVED
MAR - 1 2004
158
SEC MAIL SECTION
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~30992~~ 47550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

YSC Global Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Park Avenue

(No. and Street)

New York, New York]00]6

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Young Soo Chang].2]2.725.5044

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond A. Norton CPA

(Name — *if individual, state last, first, middle name*)

903 Knollwood Road White Plains, New York]0603

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3.25.2004

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Young Soo Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ysc Global Securities, Inc., as of December 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 23rd day of February, 2004

Notary Public

MAY LEUNG
Notary Public, State of New York
No. 01LE4759204
Qualified in Nassau County
Commission Expires Oct. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auitor's Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YSC Global Securities, Inc.

Financial Statements

December 31, 2003

CONTENTS

RAYMOND A. NORTON
CERTIFIED PUBLIC ACCOUNTANT
903 KNOLLWOOD ROAD, WHITE PLAINS, NEW YORK 10603
Tel 914.396.4031 Fax 212.396.4077

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
YSC Global Securities, Inc.

I have audited the accompanying statement of financial condition of YSC Global Securities, Inc. (an S Corporation) as of December 31, 2003, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YSC Global Securities, Inc. as of December 31, 2003, and the results of it's operations and it's cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed the notes to the financial statements, the Company's net capital as of December 31, 2003 of $4,673 is less than the required $5,000. This condition raises substantial doubt as to its ability to continue as a going concern. Management's plans regarding this matter also are described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond A. Norton

White Plains, New York
February 6, 2004

YSC Global Securities, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ 6,046
Commissions receivable	201
Prepayments and other assets	1,056
Due from Shareholder	18,062
Property and equipment, net of accumulated depreciation of $4,987	0
TOTAL ASSETS	$ 25,365
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,574
Contingencies and Commitments	
Shareholder's Equity	
Common stock - $.01 par value, 100 shares authorized, 750 issued and outstanding	8
Additional paid-in capital	17,118
Retained earnings	6,665
TOTAL SHAREHOLDER'S EQUITY	17,028
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 25,365

See auditor's report and notes to financial statements

YSC Global Securities, Inc.
Statement of Income
For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 31,393
EXPENSES	
Clearance charges	10,362
Communications	3,091
Rent	1,527
Regulatory expenses	150
Other operating expenses	8,745
TOTAL EXPENSES	23,875
INCOME BEFORE INCOME TAXES	7,518
INCOME TAXES	755
NET INCOME	$ 6,763

See auditor's report and notes to financial statements

YSC Global Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings
	Shares	Amount		
Balances, January 1, 2003	750	$ 8	$ 17,118	$ (98)
Net Income	-	-	-	6,763
Distributions	-	-	-	-
Balances, December 31, 2003	750	$ 8	$ 17,118	$ 6,665

See auditor's report and notes to financial statements

YSC Global Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,763
Adjustments to reconcile net income to net cash provided by operations	
(Increase) decreases in assets	
Commission receivable	405
Prepayments and other assets	2,800
Due from Shareholder	(10,078)
Increase in accounts payable and accrued expenses	152
NET CASH PROVIDED BY OPERATING ACTIVITIES	42
CASH, beginning of year	6,004
CASH, end of year	$ 6,046
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 400

See auditor's report and notes to financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

YSC Global Securities, Inc. (the "Company"), a Delaware corporation organized on July 5, 1994, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides global securities execution to institutional clients located in the United States.

Revenue Recognition

Commission revenues are recognized when earned on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation was provided on accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of it's shareholder, has elected under the Internal Revenue Code and applicable state law, to be taxed as an "S" corporation. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. The Company is subject to local taxation and pays a minimum state tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

NET CAPITAL REQUIREMENT

As a regulated broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (rule), which requires that net capital, as defined, be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if it's resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital of $4,673 which is less than it's requirement of $5,000 by $327. Aggregate indebtedness was $1,574. In order to restore net capital to required levels, management is actively soliciting for new business and has reduced the Company's expenditures. Moreover, the shareholder intends to make additional capital investments.

YSC Global Securities, Inc.
Schedule of Computation of Net Capital Under SEC Rule 15c3-1
As of December 31, 2003

Credits	
Shareholder's equity	$ 23,791
Debits	
Non-allowed assets	19,118
Net capital	4,673
Minimum capital requirement	
The greater of 6 2/3% of aggregate indebtedness of $1,574 or $5,000	5,000
Deficiency of net capital over minimum requirement	$ 327
Aggregate indebtedness	$ 1,574
Ratio of aggregate indebtedness to net capital	.34 to 1

Reconciliation of net capital

Unaudited Form X-17A-5 Part II A	$ 5,327
Net audit adjustments	654
Audited, as above	$ 4,673

See auditor'd report and notes to financial statements

RAYMOND A. NORTON
CERTIFIED PUBLIC ACCOUNTANT
903 KNOLLWOOD ROAD, WHITE PLAINS, NEW YORK 10603
Tel 914.396.4031 Fax 212.396.4077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
YSC Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of YSC Global Securities, Inc. (the "Company") for the year ended December 31, 2003, I considered it's internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of the such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred above are considered by the SEC to be adequate for it's purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



White Plains, New York
February 6, 2004